FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE Year Ended 2007 – Market Information

ENERSIS ANNOUNCES CONSOLIDATED RESULTS FOR
THE YEAR ENDED DECEMBER 31, 2007

HIGHLIGHTS FOR THE PERIOD
[All figures in Chilean Pesos]

• Operating Revenues increased 12.8% to Ch$4,686,676 million, explained by 24.2% higher operating revenues arising from our generation and transmission businesses, and 3.9% arising from our distribution business.

• Operating Income accounted for Ch$1,255,567 million, or an 11.0% improvement over 2006. This better outcome is attributable to 9.3% better operating income in generation and transmission, and to 11.7% of better higher operating income in distribution.

• Net Income reached Ch$188,376 million, which represents an increase of 13.3% if we compare in homogeneous terms and isolate the one time recognition of the positive effect due to Chilectra and Elesur merger. This result decreased primarily because of an investment impairment of Ch$48,890 million in connection with GasAtacama.

• Energy demand grew in the five countries where we operate, as follows:

Chile	4.0%
Argentina	5.2%
Brazil	4.8%
Colombia	4.0%
Peru	10.7%

• In line with the increased demand, physical sales in distribution grew by 5.7% .

• On September, the Colombian companies Emgesa and Betania completed the merger.

• Our client base increased by more than 390 thousand new customers.

• In 2007, we approved the operations of Bocamina II and Quintero and also started the operations of the second part of San Isidro II, Palmucho and Canela, which represents 155 MW of new generating capacity in Chile.

• Based on a recognition of our improved financial condition, Standard & Poor’s increased the international rating risk classification to 'BBB' from 'BBB-'.

• Local Rating agencies, Feller Rate and Fitch Chile, also improved the domestic risk rating to “AA-“(stable) from “A+”, ratifying the positive opinion released by the international agencies.

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PRESS RELEASE Year Ended 2007 – Market Information

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PRESS RELEASE Year Ended 2007 – Market Information

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PRESS RELEASE Year Ended 2007 – Market Information

GENERAL INFORMATION

(Santiago, Chile, February 27, 2008) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the year ended on December 31, 2007. All figures are in both US$ and Ch$, under Chilean Generally Accepted Accounting Principles (Chilean GAAP), as seen in the standardized form required by Chilean authorities (FECU). Variations refer to the period between December 31, 2006 and December 31, 2007. Figures for 2007 have been adjusted by the one-moth lag accounting convention for CPI variation between both periods, accounting to 7.4% .

Any figures in US$ are merely offered as a convenience translation, using the observado exchange rate of Ch$496.89 = US$1 for December 31, 2007. The Chilean pesos appreciated by 7.1% against the US$ between December 31, 2006 and the comparable date in 2007.

The consolidation includes the following investment vehicles and companies,
a) In Chile: Endesa Chile (NYSE: EOC)*, Chilectra, Synapsis, CAM and Inmobiliaria Manso de Velasco.
b) Outside Chile: Distrilima (Peru), Endesa Brasil (Brazil)**, Edesur (Argentina) and Codensa (Colombia).

In the following pages you will find a detailed analysis of financial statements, a brief explanation for most variations, and comments on main items in the Income and Cash Flow Statements compared to the information as of December 2006.

* Includes its Chilean subsidiaries (Celta, Pangue, Pehuenche, San Isidro, Tunel El Melon) and Costanera, El Chocón, Edegel.
** Includes Endesa Fortaleza, CIEN, Cachoeira Dourada, Ampla and Coelce.

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PRESS RELEASE Year Ended 2007 – Market Information

SIMPLIFIED ORGANIZATIONAL STRUCTURE

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PRESS RELEASE Year Ended 2007 – Market Information

MARKET INFORMATION

EQUITY MARKET

New York Stock Exchange (NYSE)

The chart below presents the performance of Enersis’ ADS stock price listing in NYSE (“ENI”) against Dow Jones and the DJ Utilities Index:

Bolsa de Comercio de Santiago (BCS)

The chart below presents the performance of the Enersis’ Chilean stock price during the last 12 months compared to Chilean Stock Index:

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PRESS RELEASE Year Ended 2007 – Market Information

Bolsa de Comercio de Madrid (Latibex)

The chart below illustrates the Enersis’ share price at the Madrid Stock Exchange, (Latibex ) over the last 12 months compared with the Local Stock Index:

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PRESS RELEASE Year Ended 2007 – Market Information

MARKET PERCEPTION

The chart below summarizes the ADS´ target price released by analysts.

Table 1

Publication Date	Company	Main Analyst	Target Price	Recommendation
			US$

12-Sep-07	Santander	Raimundo Valdés	22,0	Buy
01-Oct-07	Penta Inversiones	Jorge Palavecino	22,5	Neutral (3)
11-Oct-07	UBS	Brian Chase	20,2	Neutral (4)
12-Oct-07	Banchile (1)	Sergio Zapata	21,5	Buy
26-Oct-07	Larrain Vial	Jorge Donoso	24,4	Overweight
30-Oct-07	Deutsche Bank	Marcus Sequeira	23,0	Buy
30-Oct-07	Bear Stearns	Rowe Michels	19,0	Peer Perform (5)
10-Dec-07	Alfa Corredores (2)	Lorena Pizarro	23,4	Buy
06-Feb-08	Merrill Lynch	Frank McGann	22,0	Buy
26-Feb-08	Raymond James	Ricardo Cavanagh	20,8	Buy

ADR average target price (US$)			21,9

(1) The analyst used an exchange rate of Ch$535 forecasted by Banchile for the end of year 2008.
(2) We used an exchange rate of Ch$497 as of report´s date
(3) Target price differ between -8% & 8% from real price.
(4) Target price differ between -6% & 6% from real price.
(5) Stock is projected to perform in line with estimation

Source: Bloomberg and market researches

DEBT MARKET

The following chart shows the pricing of our Yankee Bonds during the last twelve months.

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PRESS RELEASE Year Ended 2007 – Consolidated Income Statement

RISK RATING CLASSIFICATION

Standard & Poor’s: BBB / Stable
Rationale (July 03, 2007); “Standard & Poor's Ratings Services raised its ratings on Chile -based electricity provider Enersis S.A. by one notch, to 'BBB' from 'BBB'-, and removed them from CreditWatch with positive implications where they were placed on Dec. 15, 2006. The outlook is stable. The upgrade reflects the improvement of the company's financial risk profile mainly due to the very good performance of its Chilean operations, which represent about 50% of its consolidated EBITDA adjusted by ownership, combined with adequate debt service coverage ratios (DSCR) and very good liquidity and financial flexibility.”

Fitch: BBB / Stable
Rationale (July 5, 2007); “Fitch has affirmed both the Foreign Currency Issuer Default Rating (FC IDR) and the Local Currency IDR (LC IDR) for Enersis S.A. (Enersis) at 'BBB'. The unsecured debt rating is also 'BBB' and applies to the company's US$600.6 million of Yankee Bonds. The ratings affect approximately US$679 million of debt. All ratings have a Stable Outlook. The ratings reflect continued growth in electricity demand in all the countries where Enersis has a presence. In general, Enersis operates in countries with a stable regulatory framework, resulting in growing tariffs and electricity prices, and a manageable level of government interference.”

Moody’s: Baa3 / Stable
Rationale (December 14, 2006); “Moody’s upgraded its rating for Enersis and for its 60% owned subsidiary, Endesa Chile, from Ba1 to Baa3, both with Stable Outlook. With this rating action, both companies achieved “investment grade” category. Moody’s upgrade was mainly due to the companies’ higher financial flexibility and liquidity, and based also on the fact that the financial performance has raised markedly over the last two years as a result of improvements in the regulatory framework and higher demand for electricity in the countries in which the companies operate; namely, Chile, Colombia, Peru, Brazil and Argentina. The ratings were placed on Stable Outlook, reflecting the stable scenario in the region, with higher prices for electricity, better economic conditions, strong increase in electricity demand and a lower regulatory uncertainty.”

Feller Rate: Bonds: AA- / Positive - Shares: 1st Class Level 1
Rationale (July 6, 2007); “Feller Rate improved the credit risk classification for the Company’s local bonds and bonds lines to the level “AA-” from “A+”, with stable outlook. These ratings had been under positive outlook since July, 2006. Feller Rate remarked, that it had raised the risk rating category based upon Enersis’ improved financial profile, derived from the better financial situation of the Chilean subsidiary Endesa Chile, as well as to the sustained positive results arising from the distribution business, mainly through the subsidiary Chilectra. At the same time, and due to a healthy financial flexibility, the agency expects that Enersis will continue facing refinancing of its consolidated debt maturity in better terms and conditions, to reduce its total debt.”

Fitch Chile: Bonds: AA- / Stable - Shares: 1st Class Level 1
Rationale (July 20, 2007); “Fitch Ratings raised its domestic credit rating for Enersis S.A. (“Enersis” or “the Company”) to “AA-“ from “A+”, maintaining a “Stable Outlook.” This change affects the local bonds issuance No.264 (Series B1 and B2). The increase in the rating for Enersis reflects the culmination of a credit improvement plan to reduce debt and extend debt maturities, resulting in a stronger cash flow and greater financial flexibility.”

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PRESS RELEASE Year Ended 2007 – Consolidated Income Statement

CONSOLIDATED INCOME STATEMENT

UNDER CHILEAN GAAP, MILLION CH$

Table 2

CONS. INCOME STATEMENT - (million Ch$)	12M 06	12M 07	Var 06-07	Chg %

Revenues from Generation & Transmission	1,737,839	2,158,077	420,238	24.2%
Revenues from Distribution	2,717,257	2,822,626	105,369	3.9%
Revenues from Engineering and Real Estate	53,460	54,745	1,285	2.4%
Revenues from Other Businesses	214,841	202,813	(12,028)	(5.6%)
Consolidation Adjustments	(567,551)	(551,585)	15,966	2.8%

Operating Revenues	4,155,845	4,686,676	530,831	12.8%

Costs from Generation	(1,059,442)	(1,428,300)	(368,858)	(34.8%)
Costs from Distribution	(2,033,790)	(2,051,844)	(18,054)	(0.9%)
Costs from Engineering and Real Estate	(38,811)	(41,762)	(2,951)	(7.6%)
Costs from Other Businesses	(181,861)	(162,121)	19,740	10.9%
Consolidation Adjustments	531,217	520,162	(11,055)	(2.1%)

Operating Costs	(2,782,687)	(3,163,865)	(381,178)	(13.7%)

Operating Margin	1,373,158	1,522,811	149,653	10.9%

SG&A from Generation	(52,032)	(45,127)	6,905	13.3%
SG&A from Distribution	(179,674)	(208,096)	(28,422)	(15.8%)
SG&A from Engineering and Real Estate	(4,052)	(4,530)	(478)	(11.8%)
SG&A from Other Businesses	(43,303)	(45,573)	(2,270)	(5.2%)
Consolidation Adjustments	37,534	36,082	(1,452)	(3.9%)

Selling and Administrative Expenses	(241,527)	(267,244)	(25,717)	(10.7%)

Operating Income	1,131,631	1,255,567	123,936	11.0%

Interest Income	139,286	116,408	(22,878)	(16.4%)
Interest Expense	(419,622)	(407,286)	12,336	2.9%
Net Interest (Expense)	(280,336)	(290,878)	(10,542)	(3.8%)
Equity Gains from Related Companies	5,546	2,732	(2,814)	(50.7%)
Equity Losses from Related Companies	(135)	(57,493)	(57,359)	N/A
Net Income from Related Companies	5,412	(54,761)	(60,173)	N/A
Other Non Operating Income	113,673	199,328	85,655	75.4%
Other Non Operating Expenses	(224,763)	(348,716)	(123,953)	(55.1%)
Net other Non Operating Income (Expense)	(111,089)	(149,389)	(38,300)	(34.5%)
Price Level Restatement	1,307	(10,803)	(12,110)	N/A
Foreign Exchange Effect	5,722	6,786	1,064	18.6%
Net of Monetary Exposure	7,029	(4,016)	(11,045)	N/A
Positive Goodwill Amortization	(60,045)	(59,814)	231	0.4%

Non Operating Income	(439,029)	(558,859)	(119,830)	(27.3%)

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	692,602	696,708	4,106	0.6%

Extraordinary Items	-	-	-	-
Income Tax	(102,257)	(253,148)	(150,891)	(147.6%)
Minority Interest	(289,750)	(259,606)	30,144	10.4%
Negative Goodwill Amortization	6,527	4,422	(2,105)	(32.3%)

NET INCOME	307,122	188,376	(118,746)	(38.7%)

EBITDA	1,585,370	1,680,994	95,624	6.0%

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PRESS RELEASE Year Ended 2007 – Consolidated Income Statement

UNDER CHILEAN GAAP, THOUSAND US$

Table 2.1

CONS. INCOME STATEMENT - (thousand US$)	12M 06	12M 07	Var 06-07	Chg %

Revenues from Generation & Transmission	3,497,433	4,343,168	845,735	24.2%
Revenues from Distribution	5,468,529	5,680,585	212,056	3.9%
Revenues from Engineering and Real Estate	107,588	110,175	2,587	2.4%
Revenues from Other Businesses	432,371	408,164	(24,207)	(5.6%)
Consolidation Adjustments	(1,142,208)	(1,110,074)	32,134	2.8%

Operating Revenues	8,363,712	9,432,018	1,068,306	12.8%

Costs from Generation	(2,132,147)	(2,874,480)	(742,333)	(34.8%)
Costs from Distribution	(4,093,038)	(4,129,373)	(36,335)	(0.9%)
Costs from Engineering and Real Estate	(78,108)	(84,048)	(5,940)	(7.6%)
Costs from Other Businesses	(365,999)	(326,271)	39,728	10.9%
Consolidation Adjustments	1,069,084	1,046,835	(22,249)	(2.1%)

Operating Costs	(5,600,207)	(6,367,335)	(767,128)	(13.7%)

Operating Margin	2,763,505	3,064,683	301,178	10.9%

SG&A from Generation	(104,715)	(90,818)	13,897	13.3%
SG&A from Distribution	(361,597)	(418,798)	(57,201)	(15.8%)
SG&A from Engineering and Real Estate	(8,155)	(9,116)	(961)	(11.8%)
SG&A from Other Businesses	(87,147)	(91,717)	(4,570)	(5.2%)
Consolidation Adjustments	75,537	72,615	(2,922)	(3.9%)

Selling and Administrative Expenses	(486,077)	(537,833)	(51,756)	(10.7%)

Operating Income	2,277,428	2,526,850	249,422	11.0%

Interest Income	280,316	234,273	(46,043)	(16.4%)
Interest Expense	(844,497)	(819,670)	24,827	2.9%
Net Interest (Expense)	(564,181)	(585,398)	(21,217)	(3.8%)
Equity Gains from Related Companies	11,162	5,499	(5,663)	(50.7%)
Equity Losses from Related Companies	(271)	(115,706)	(115,435)	N/A
Net Income from Related Companies	10,891	(110,208)	(121,099)	N/A
Other Non Operating Income	228,770	401,150	172,380	75.4%
Other Non Operating Expenses	(452,339)	(701,797)	(249,458)	(55.1%)
Net other Non Operating Income (Expense)	(223,569)	(300,647)	(77,078)	(34.5%)
Price Level Restatement	2,630	(21,740)	(24,370)	N/A
Foreign Exchange Effect	11,515	13,658	2,143	18.6%
Net of Monetary Exposure	14,145	(8,082)	(22,227)	N/A
Positive Goodwill Amortization	(120,842)	(120,377)	465	0.4%

Non Operating Income	(883,555)	(1,124,712)	(241,157)	(27.3%)

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	1,393,872	1,402,138	8,266	0.6%

Extraordinary Items	-	-	-	-
Income Tax	(205,793)	(509,466)	(303,673)	(147.6%)
Minority Interest	(583,127)	(522,461)	60,666	10.4%
Negative Goodwill Amortization	13,136	8,899	(4,237)	(32.3%)

NET INCOME	618,088	379,111	(238,977)	(38.7%)

EBITDA	3,190,585	3,383,031	192,446	6.0%

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PRESS RELEASE Year Ended 2007 – Consolidated Income Statement

CONSOLIDATED INCOME STATEMENT ANALYSIS
(Source in Ch$ FECU)

NET INCOME

Enersis´ Net Income amounted Ch$ 188,376 million, during the year ended on December 31, 2007.

This income compared to the Ch$ 307,122 million achieved by December 2006 represents a decrease of 38.7% . If we isolate the one time recognition of the positive effect of deferred taxes for Ch$ 140,835 million due to Chilectra and Elesur merger of March 2006, and compare in homogeneous terms, we would have accounted an increase of 13.3%, mainly due to a higher Operating Income by Ch$ 123,936 million. This was offset by a higher non operating loss, which is primarily driven by the effect of losses coming from the application of Technical Bulletin N° 64 (“BT 64”), related to foreign subsidiaries for Ch$ 114,523 million (Ch$ 35,945 million net of minority interest) and due to Ch$ 48,890 million in a provision because of an investment impairment in Gas Atacama Holding, (Ch$ 29,324 million net of minority interest).

OPERATING INCOME

Amounted Ch$ 1,255,567 million, increasing Ch$ 123,936 or 11,0% compared with the Ch$ 1,131,631 accounted for December 2006.

Table 4

	12M 06				12M 07

Million Ch$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income

Endesa Chile	1.436.068	(851.961)	(42.301)	541.806	1.726.964	(1.119.053)	(37.081)	570.830
Cachoeira (*)	67.258	(33.285)	(2.240)	31.733	115.325	(61.960)	(2.550)	50.815
Fortaleza (**)	107.607	(49.502)	(1.687)	56.418	103.414	(57.384)	(1.606)	44.424
Cien (**)	154.549	(149.363)	(6.000)	(814)	261.370	(233.816)	(4.374)	23.180
Chilectra	714.164	(537.874)	(50.484)	125.806	801.817	(630.573)	(49.139)	122.105
Edesur	266.775	(232.947)	(38.206)	(4.378)	293.374	(223.049)	(41.146)	29.179
Distrilima (Edelnor)	230.127	(167.251)	(21.442)	41.434	214.530	(152.111)	(19.937)	42.482
Ampla	573.827	(452.665)	(18.461)	102.701	551.394	(380.606)	(35.252)	135.536
Investluz (Coelce)	449.269	(319.503)	(36.812)	92.954	439.785	(315.228)	(46.884)	77.673
Codensa	483.097	(323.551)	(14.178)	145.368	521.726	(350.277)	(15.629)	155.820
CAM Ltda.	151.520	(130.458)	(10.565)	10.497	138.574	(114.708)	(11.758)	12.108
Inmobiliaria Manso de Velasco Ltda.	23.262	(12.632)	(2.820)	7.810	23.844	(16.196)	(3.191)	4.457
Synapsis Soluciones y Servicios IT Ltda.	58.277	(48.828)	(9.471)	(22)	59.228	(45.912)	(8.691)	4.625
Enersis Holding and other investment vehicles	5.042	(2.573)	(23.350)	(20.881)	5.011	(1.501)	(24.937)	(21.427)
Consolidation Adjustments	(564.997)	529.706	36.490	1.199	(569.680)	538.509	34.931	3.760

Total Consolidation	4.155.845	(2.782.687)	(241.527)	1.131.631	4.686.676	(3.163.865)	(267.244)	1.255.567

Table 4.1

	12M 06				12M 07

Thousand US$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income

Endesa Chile	2.890.112	(1.714.587)	(85.132)	1.090.393	3.475.546	(2.252.115)	(74.625)	1.148.806
Cachoeira (*)	135.358	(66.987)	(4.507)	63.864	232.094	(124.696)	(5.131)	102.267
Fortaleza (**)	216.562	(99.623)	(3.396)	113.543	208.123	(115.487)	(3.233)	89.403
Cien (**)	311.032	(300.595)	(12.076)	(1.639)	526.012	(470.559)	(8.803)	46.651
Chilectra	1.437.268	(1.082.481)	(101.601)	253.187	1.613.671	(1.269.039)	(98.893)	245.739
Edesur	536.890	(468.810)	(76.890)	(8.810)	590.420	(448.889)	(82.807)	58.724
Distrilima (Edelnor)	463.135	(336.596)	(43.153)	83.386	431.745	(306.126)	(40.123)	85.495
Ampla	1.154.836	(910.997)	(37.153)	206.687	1.109.691	(765.976)	(70.946)	272.769
Investluz (Coelce)	904.161	(643.006)	(74.086)	187.070	885.076	(634.402)	(94.354)	156.319
Codensa	972.241	(651.153)	(28.533)	292.555	1.049.983	(704.939)	(31.453)	313.592
CAM Ltda.	304.936	(262.549)	(21.263)	21.124	278.883	(230.851)	(23.664)	24.368
Inmobiliaria Manso de Velasco Ltda.	46.815	(25.423)	(5.675)	15.717	47.986	(32.594)	(6.422)	8.971
Synapsis Soluciones y Servicios IT Ltda.	117.284	(98.268)	(19.060)	(44)	119.198	(92.399)	(17.491)	9.308
Enersis Holding and other investment vehicles	10.147	(5.179)	(46.992)	(42.024)	10.084	(3.021)	(50.187)	(43.124)
Consolidation Adjustments	(1.137.066)	1.066.043	73.438	2.414	(1.146.492)	1.083.758	70.299	7.566

Total Consolidation	8.363.711	(5.600.211)	(486.079)	2.277.421	9.432.019	(6.367.334)	(537.833)	2.526.852

(*) Consolidated by Endesa Chile until September 30th, 2005. Since October 1th is consolidated by Enersis through Endesa Brasil.
(**) Since October 1, 2005, these subsidiaries are consolidated by Enersis through Endesa Brasil.

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PRESS RELEASE Year Ended 2007 – Consolidated Income Statement

NON OPERATING INCOME

The company’s non-operating losses increased Ch$ 119,830 to a loss of Ch$ 558,859 million. This is mainly explained by:

Net interest expenses increased by Ch$ 10,542 million to a net expense of Ch$ 290,878 million, due to higher average debt primarily in our subsidiaries Codensa, Ampla, and Edelnor, and also to the reduction in interest income as a consequence of lower issuances and restatements. Additionally, our subsidiary Edesur accounted for Ch$ 7,385 million in interest expense attributable to fines and penalties due to quality of service.

Income from investments in related companies decreased Ch$ 60,173 million to a loss of Ch$ 54.761 million. This is mainly explained by the loss recognized from Gas Atacama Holding by Ch$ 10,208 million and a loss provision on our investment amounting to Ch$ 48,890 million (Ch$29,324 million net of minority interest), due to the investment impairment associated with the affiliate Gas Atacama Holding, which has not been able to count on contractual agreements for Argentine natural gas.

Amortization on positive goodwill remains with no significant variations, reaching Ch$ 59,814 million.

Net other non-operating income decreased by 34.5% to a net loss of Ch$ 149.389 million. The main reasons for this variation are,

  Net losses of Ch$ 114,523 million coming from conversion adjustments in accordance with BT 64, primarily from our subsidiaries in Brazil, Colombia and Perú (Ch$ 35,760 million net of minorities).
  Lower profit in fixed assets sales of Ch$ 21,142 million (Ampla Generation).
  Higher equity tax in Colombia of Ch$ 18,576 million.

These items were partially offset by:

  Lower penalties from accounts receivable in CIEN during the 2006 renegotiation of the new contract with Copel for Ch$ 32,776 million.
  Tariff adjustment from previous periods in Edesur for Ch$ 27,804 million.
  Lower provisions from contingencies and litigations in Brazilian subsidiaries for Ch$ 21,086 million.
  Lower expenses from energy efficiency programs in Brazilian subsidiaries for Ch$ 11,919 million.
  Profits coming from finishing the contract between Cemsa and CIEN for Ch$ 8,144 million.
  Lower provision for obsolescence and decrease in fixed assets for Ch$ 6,457 million

Price-level restatement shows a negative variation of Ch$ 12,110 million, mainly due to the higher one-month lag inflation of 7.4% in 2007, in comparison with 2.1% for the comparable period in 2006. This variation affects monetary and non-monetary assets and liabilities, mainly debt denominated in U.F., as well as the accounting effects on the income statement.

The foreign exchange effect increased by Ch$ 1,064 million, due to the dollar mismatch position as of December 2007.

Income tax and Deferred tax accounted a Ch$ 253,148 million loss which means a negative variation of Ch$ 150,891 million.

Income tax, decreased Ch$ 48,302 million, mainly explained by lower taxes provisions as follows: Emgesa Ch$ 19,916 million, Endesa Ch$ 21,597 million, Codensa Ch$ 14,788 million, Enersis Ch$ 13,932 million, Coelce Ch$ 7,030 million and Ampla Ch$ 6,377 million. This was partially offset by an increase of Ch$ 15,462 million in Edesur, Ch$ 13,518 million in Pehuenche and of Ch$ 5,786 million in El Chocón.

Pg. 13

PRESS RELEASE Year Ended 2007 – Consolidated Income Statement

Deferred taxes, which do not constitute cash flow, evidenced a negative variation of Ch$ 199,193 million. This increase was mainly explained by Ch$ 140,835 million from Chilectra due to the one time effect as consequence of the merger between Elesur and Chilectra. For Elesur, this merger implied an adjustment in the provisions on valuations upon accumulated tax losses booked in prior years. Other important variations were caused by Ampla Ch$ 30,837 million, CIEN Ch$ 21,634 million, Emgesa Ch$ 14,245 million and Codensa by Ch$ 12,973 million. That was partially offset by variations in El Chocón Ch$ 8,040 million, Edegel Ch$ 7,177 million Endesa Chile Ch$ 3,274 million and Coelce Ch$ 2,607 million.

Amortization on negative goodwill decreased Ch$2,105 million, reaching Ch$4,422 million as of December 2007, explained by the end of the amortization related to the first purchase of shares in Betania, which effect is a lower amortization of Ch$ 1,798 million.

EVOLUTION OF KEY FINANCIAL RATIOS

Table 5

Indicator	Unit	12M 06	12M 07	Var 06-07	Chg %

Liquidity	Times	1.19	1.30	0.11	9.2%
Acid ratio test *	Times	1.11	1.21	0.10	9.0%
Working capital	million Ch$	287,190	520,429	233,239	81.2%
Working capital	th. US$	577,975	1,047,373	469,398	81.2%
Leverage **	Times	0.93	1.03	0.10	10.8%
Short-term debt	%	0.26	0.30	0.04	15.4%
Long-term debt	%	0.74	0.70	(0.04)	(5.4%)
Interest Coverage***	Times	4.14	4.27	0.13	3.1%
EBITDA****	th. US$	3,190,585	3,383,031	192,446	6.0%
ROE	%	9.96%	6.49%	(3.47%)	(34.8%)
ROA	%	2.58%	1.65%	(0.93%)	(36.0%)

* Current assets net of inventories and pre-paid expenses
** Using the ratio = Total debt / (equity + minority interest)
***EBITDAEI/Interest expenses = (Earnings before taxes+Fin exp+Net non operating income+depreciation+Positive Goodwill) /Interest expenses
****EBITDA: Operating Income+Depreciation+Amortization

Liquidity ratio increased to 1.30 times, which represents an improvement of 9.2% . This means that the company is showing stronger liquidity, reducing its obligations with banks using cash surplus and structuring an adequate debt maturity calendar.

Leverage reached 1.03 times, an increase of 10.8% compared with last year.

Interest Coverage improved to 4.27 times, mainly due to the increase in operating income in the whole Enersis group, plus a decrease in interest expenses during the period.

ROE and ROA reached to 6.49% and 1.65%, respectively. The reductions are mainly explained by the lower net income accounted this year, as a consequence of the effect produced by the merger that took place in March 2006 between Chilectra and Elesur.

Pg. 14

PRESS RELEASE Year Ended 2007 – Consolidated Balance Sheet

CONSOLIDATED BALANCE SHEET

ASSETS UNDER CHILEAN GAAP, MILLION CH$

Table 6

ASSETS - (million Ch$)	12M 06	12M 07	Var 06-07	Chg %

CURRENT ASSETS
Cash	107,179	81,980	(25,199)	(23.5%)
Time deposits	303,002	404,584	101,582	33.5%
Marketable securities	9,788	11,797	2,009	20.5%
Accounts receivable, net	901,209	987,383	86,175	9.6%
Notes receivable, net	8,021	11,839	3,818	47.6%
Other accounts receivable, net	108,527	99,770	(8,757)	(8.1%)
Amounts due from related companies	14,569	152,384	137,815	946.0%
Inventories	71,789	105,440	33,650	46.9%
Income taxes recoverable	76,630	144,712	68,082	88.8%
Prepaid expenses	55,250	50,357	(4,894)	(8.9%)
Deferred income taxes	66,112	68,409	2,298	3.5%
Other current assets	71,589	142,032	70,444	98.4%

Total currrent assets	1,793,666	2,260,688	467,022	26.0%

PROPERTY, PLANT AND EQUIPMENT
Land	142,417	138,136	(4,281)	(3.0%)
Buildings and infraestructure and works in progress	11,772,970	11,269,879	(503,091)	(4.3%)
Machinery and equipment	2,134,240	1,984,795	(149,445)	(7.0%)
Other plant and equipment	674,281	533,413	(140,868)	(20.9%)
Technical appraisal	141,423	126,858	(14,565)	(10.3%)
Sub - Total	14,865,331	14,053,081	(812,249)	(5.5%)
Accumulated depreciation	(6,179,423)	(6,045,735)	133,688	2.2%

Total property, plant and equipment	8,685,908	8,007,346	(678,562)	(7.8%)

OTHER ASSETS
Investments in related companies	123,445	59,196	(64,249)	(52.0%)
Investments in other companies	25,874	22,977	(2,897)	(11.2%)
Positive goodwill, net	703,537	641,178	(62,359)	(8.9%)
Negative goodwill, net	(39,756)	(37,394)	2,362	5.9%
Long-term receivables	147,653	195,538	47,885	32.4%
Amounts due from related companies	97,223	627	(96,596)	(99.4%)
Deferred income taxes	13,156	-	(13,156)	-
Intangibles	97,476	95,326	(2,150)	(2.2%)
Accumulated amortization	(58,857)	(59,912)	(1,055)	(1.8%)
Others assets	294,779	252,198	(42,581)	(14.4%)

Total other assets	1,404,530	1,169,733	(234,797)	(16.7%)

TOTAL ASSETS	11,884,104	11,437,767	(446,337)	(3.8%)

Pg. 15

PRESS RELEASE Year Ended 2007 – Consolidated Balance Sheet

ASSETS UNDER CHILEAN GAAP, THOUSAND US$

Table 6.1

ASSETS - (thousand US$)	12M 06	12M 07	Var 06-07	Chg %

CURRENT ASSETS
Cash	215,700	164,985	(50,715)	(23.5%)
Time deposits	609,798	814,232	204,434	33.5%
Marketable securities	19,699	23,743	4,044	20.5%
Accounts receivable, net	1,813,699	1,987,127	173,428	9.6%
Notes receivable, net	16,142	23,826	7,684	47.6%
Other accounts receivable, net	218,412	200,789	(17,623)	(8.1%)
Amounts due from related companies	29,320	306,676	277,356	946.0%
Inventories	144,478	212,199	67,721	46.9%
Income taxes recoverable	154,220	291,236	137,016	88.8%
Prepaid expenses	111,192	101,344	(9,848)	(8.9%)
Deferred income taxes	133,051	137,675	4,624	3.5%
Other current assets	144,074	285,843	141,769	98.4%

Total currrent assets	3,609,784	4,549,674	939,890	26.0%

PROPERTY, PLANT AND EQUIPMENT
Land	286,617	278,002	(8,615)	(3.0%)
Buildings and infraestructure and works in progress	23,693,312	22,680,833	(1,012,479)	(4.3%)
Machinery and equipment	4,295,197	3,994,435	(300,762)	(7.0%)
Other plant and equipment	1,357,003	1,073,504	(283,499)	(20.9%)
Technical appraisal	284,616	255,304	(29,312)	(10.3%)
Sub - Total	29,916,744	28,282,077	(1,634,667)	(5.5%)
Accumulated depreciation	(12,436,199)	(12,167,150)	269,049	2.2%

Total property, plant and equipment	17,480,545	16,114,927	(1,365,618)	(7.8%)

OTHER ASSETS
Investments in related companies	248,435	119,132	(129,303)	(52.0%)
Investments in other companies	52,072	46,241	(5,831)	(11.2%)
Positive goodwill, net	1,415,881	1,290,383	(125,498)	(8.9%)
Negative goodwill, net	(80,010)	(75,257)	4,753	5.9%
Long-term receivables	297,154	393,523	96,369	32.4%
Amounts due from related companies	195,663	1,261	(194,402)	(99.4%)
Deferred income taxes	26,477	-	(26,477)	-
Intangibles	196,172	191,846	(4,326)	(2.2%)
Accumulated amortization	(118,451)	(120,574)	(2,123)	(1.8%)
Others assets	593,248	507,552	(85,696)	(14.4%)

Total other assets	2,826,642	2,354,109	(472,533)	(16.7%)

TOTAL ASSETS	23,916,970	23,018,710	(898,260)	(3.8%)

Pg. 16

PRESS RELEASE Year Ended 2007 – Consolidated Balance Sheet

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, MILLION CH$

Table 7

LIABILITIES AND SHAREHOLDER´S EQUITY - (million Ch$)	12M 06	12M 07	Var 06-07	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	144,194	169,695	25,501	17.7%
Current portion of long-term debt due to banks and financial institutions	105,769	129,311	23,541	22.3%
Current portion of bonds payable	121,585	366,035	244,450	201.1%
Current portion of long-term notes payable	36,541	24,184	(12,357)	(33.8%)
Dividends payable	80,213	32,886	(47,328)	(59.0%)
Accounts payable	397,090	514,756	117,665	29.6%
Short-term notes payable	16,890	15,962	(929)	(5.5%)
Miscellaneous payables	119,630	106,101	(13,529)	(11.3%)
Accounts payable to related companies	32,072	31,851	(221)	(0.7%)
Accrued expenses	85,223	85,056	(167)	(0.2%)
Withholdings	107,386	106,033	(1,352)	(1.3%)
Income taxes payable	156,915	18,343	(138,572)	(88.3%)
Anticipated income	5,392	7,830	2,438	45.2%
Reinbursable financial contribution	1,127	1,340	213	18.9%
Other current liabilities	96,448	130,878	34,430	35.7%

Total current liabilities	1,506,476	1,740,259	233,783	15.5%

LONG-TERM LIABILITIES
Due to banks and financial institutions	972,982	1,024,723	51,741	5.3%
Bonds payable	2,357,989	2,146,924	(211,065)	(9.0%)
Long -term notes payable	120,705	122,968	2,262	1.9%
Accounts payables	165,166	143,949	(21,218)	(12.8%)
Amounts payable to related companies	12,083	8,162	(3,921)	(32.5%)
Accrued expenses	348,993	328,300	(20,693)	(5.9%)
Deferred income taxes	-	22,441	22,441	-
Reinbursable financial contribution	3,171	3,824	653	20.6%
Other long-term liabilities	231,945	251,241	19,296	8.3%

Total long-term liabilities	4,213,035	4,052,531	(160,504)	(3.8%)

Minority interest	3,082,340	2,741,767	(340,573)	(11.0%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	2,594,015	2,594,015	-	0.0%
Additional paid-in capital	-	-	-	-
Additional paid-in capital (share premium)	184,861	184,861	-	0.0%
Other reserves	(255,980)	(435,491)	(179,512)	70.1%
Total capital and reserves	2,522,897	2,343,385	(179,512)	(7.1%)
Retained earnings	291,354	388,983	97,628	33.5%
Net income for the period	307,121	188,376	(118,745)	(38.7%)
Interim dividends	(38,925)	(17,535)	21,390	(55.0%)
Deficits of subsidaries in development stage	(195)	-	195	(100.0%)
Total retained earnings	559,356	559,824	468	0.1%

Total shareholder´s equity	3,082,253	2,903,210	(179,043)	(5.8%)

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	11,884,104	11,437,767	(446,337)	(3.8%)

Pg. 17

PRESS RELEASE Year Ended 2007 – Consolidated Balance Sheet

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, THOUSAND US$

Table 7.1

LIABILITIES - (thousand US$)	12M 06	12M 07	Var 06-07	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	290,193	341,514	51,321	17.7%
Current portion of long-term debt due to banks and financial institutions	212,863	260,240	47,377	22.3%
Current portion of bonds payable	244,692	736,651	491,959	201.1%
Current portion of long-term notes payable	73,539	48,670	(24,869)	(33.8%)
Dividends payable	161,431	66,183	(95,248)	(59.0%)
Accounts payable	799,152	1,035,955	236,803	29.6%
Short-term notes payable	33,992	32,123	(1,869)	(5.5%)
Miscellaneous payables	240,758	213,529	(27,229)	(11.3%)
Accounts payable to related companies	64,546	64,101	(445)	(0.7%)
Accrued expenses	171,512	171,177	(335)	(0.2%)
Withholdings	216,115	213,394	(2,721)	(1.3%)
Income taxes payable	315,794	36,916	(278,878)	(88.3%)
Anticipated income	10,851	15,757	4,906	45.2%
Reinbursable financial contribution	2,268	2,697	429	18.9%
Other current liabilities	194,103	263,395	69,292	35.7%

Total current liabilities	3,031,809	3,502,303	470,494	15.5%

LONG-TERM LIABILITIES
Due to banks and financial institutions	1,958,144	2,062,274	104,130	5.3%
Bonds payable	4,745,496	4,320,723	(424,773)	(9.0%)
Long -term notes payable	242,922	247,475	4,553	1.9%
Accounts payables	332,400	289,699	(42,701)	(12.8%)
Amounts payable to related companies	24,317	16,426	(7,891)	(32.5%)
Accrued expenses	702,355	660,709	(41,646)	(5.9%)
Deferred income taxes	-	45,163	45,163	-
Reinbursable financial contribution	6,381	7,696	1,315	20.6%
Other long-term liabilities	466,793	505,626	38,833	8.3%

Total long-term liabilities	8,478,808	8,155,791	(323,017)	(3.8%)

Minority interest	6,203,264	5,517,855	(685,409)	(11.0%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	5,220,502	5,220,502	-	0.0%
Additional paid-in capital	-	-	-	-
Additional paid-in capital (share premium)	372,037	372,037	-	0.0%
Other reserves	(515,164)	(876,434)	(361,270)	70.1%
Total capital and reserves	5,077,376	4,716,105	(361,271)	(7.1%)
Retained earnings	586,356	782,834	196,478	33.5%
Net income for the period	618,087	379,111	(238,976)	(38.7%)
Interim dividends	(78,337)	(35,289)	43,048	(55.0%)
Deficits of subsidaries in development stage	(393)	-	393	(100.0%)
Total retained earnings	1,125,714	1,126,656	942	0.1%

Total shareholder´s equity	6,203,090	5,842,761	(360,329)	(5.8%)

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	23,916,970	23,018,710	(898,259)	(3.8%)

Pg. 18

PRESS RELEASE Year Ended 2007 – Consolidated Balance Sheet

CONSOLIDATED BALANCE SHEET ANALYSIS

The Company’s total assets decreased Ch$ 446,337 million. This was due to:

• A decline of Ch$ 678,562 million, or 7.8% in fixed assets is explained by one year fixed asset depreciation by nearly Ch$ 417,000, lower fixed assets of Ch$ 3,756 million, and real exchange rate effect upon subsidiaries located in countries with unstable currencies, pursuant to BT 64, by Ch$ 850,000 million. This is partially offset by the addition of fixed assets for one year by nearly Ch$ 594,000 million.

• Other assets decreased by Ch$ 234,797 million, explained mainly as follows:

• Decrease in accounts receivable from related companies for Ch$ 96,596 million, due to the transfer at Atacama Finance’s debt.
• Decrease of investment in related companies by Ch$ 64,250 million, basically due to impairment for Gas Atacama Holding for Ch$ 48,890 million, the loss recognized during 2007 for Ch$ 8,603 million and exchange rate effect.
• Decrease of positive goodwill of Ch$ 62,358 million basically due to the amortization registered during the year.
• Decrease in other long term assets for Ch$ 42,582 million, basically explained by the amortization in deferred expenses by Ch$ 27,100 million, a decrease in credit rate taxes by Ch$ 9,081 million and a lower fair value in derivatives instruments by Ch$ 5,418 million.
• Decrease in negative goodwill of Ch$ 2,361 million, due to amortization, partially offset by raises in new investments made in the first quarter in El Chocón and Endesa Costanera.
• Increase in long term debt for Ch$ 47,885 million, basically explained by increases in Codensa for Ch$ 52,570 million (Codensa Hogar), Chocón and Endesa Costanera for Ch$ 13,920 million (Foninvemem) and Edesur Ch$ 17,013 million (tariff adjustment), partially offset by a decrease in regulatory assets coming from Ampla and Coelce for Ch$ 23,783 million and Ch$ 5,269 million, respectively.

• Current assets increased by Ch$ 467,022 million, a 26.0% mainly due to:

• An increase of Ch$ 137,815 million in receivable documents due to related companies, mainly due to the transfer into short term of the account collectable from Atacama Finance Co by Ch$ 89,080 million, and also due to the increase in accounts receivable from GNL Quintero by Ch$ 40,175 million, Cemsa by Ch$ 2,410 million and GNL Chile by Ch$ 1,874 million.
• An increase in time deposits of Ch$ 101,582 million, mainly explained by redemptions in Ampla of Ch$ 90,903 million, Codensa Ch$ 48,642 million, Endesa Fortaleza Ch$ 33,627 million, Endesa Chile Ch$ 25,913 million, Cachoeira Dourada Ch$ 12,750 million and Cien Ch$ 4,506 million, partially offset by decreases in dividends in Emgesa Ch$ 48,909 million, Endesa Brazil Ch$ 37,853 million, Conosur Ch$ 19,275 million and Edegel Ch$ 9,031 million.
• An increase in debt receivable of Ch$ 86,175 million due to increases in Endesa Chile of Ch$48,858 million, Ampla Ch$ 27,984 million, Cachoeira Dourada Ch$ 25,558 million, El Chocón Ch$ 8,980 million, Emgesa Ch$ 6,752 million, Endesa Costanera Ch$ 2,458 million and Edelnor Ch$ 2,009 million. This is partially offset by decreases in Codensa Ch$ 12,652 million, Coelce Ch$ 11,843 million and Edegel Ch$ 11,547 million.
• An increase in tax receivable of Ch$ 68,082 million due to increases in Endesa Chile of Ch$ 34,113 million, Emgesa Ch$ 10,361 million, San Isidro Ch$ 8,647 million, Enersis Ch$ 8,010 million and Endesa Eco Ch$ 5,067 million.
• An increase in inventories by Ch$ 33,650 million, mainly at Endesa Chile by Ch$ 23,483, San Isidro Ch$ 4,362 million due to an increase in coal and fuel oil, and at CAM by Ch$ 1,372 million.
• Decrease in cash and cash equivalent by Ch$ 25,199 million, mainly in Emgesa by Ch$ 4,878 million, Cien Ch$ 29,670 million and Endesa Fortaleza Ch$ 4,147 million. This is partially offset by increases in Coelce Ch$ 7,547 million and Endesa Brazil Ch$ 4,247 million.

Pg. 19

PRESS RELEASE Year Ended 2007 – Consolidated Balance Sheet

Total Liabilities decreased by Ch$ 446,337 million, due to:

• Long term liabilities decreased by Ch$ 160.504 million or 3.8% due to:

• Decrease of Ch$ 211,065 million in obligations due to the transfer to short term liabilities of Endesa Chile Ch$ 198,756 million, Ampla Ch$ 77,558 million, Edegel Ch$ 15,506 million and Emgesa Ch$ 5,190 million, plus expenditure made by Endesa Chile and Edesur by Ch$ 78,773 million and Ch$ 11,209 million respectively and a strong decrease in debts by nearly Ch$ 200,000 million, due to the exchange rate effect in relation to US$ denominated debts. This is partially offset by increases in bonds in Codensa by Ch$ 160,306 million, Endesa Chile Ch$ 78,773 million, Emgesa Ch$ 51,791 million, Edegel Ch$ 37,134 million, Edesur Ch$ 26,006 million and Edelnor Ch$ 24,877 million.
• Increase in miscellaneous payable accounts by Ch$ 21,217 million, due to a lower leasing obligations in Edegel by Ch$ 29,324 million, offset by higher obligations in Endesa Brazil and Ampla by Ch$ 11,112 million and Ch$ 2,277 million respectively.
• Decrease in provisions of Ch$ 20,693 million, due to lower provisions for labor and third-party contingencies in Ampla, Coelce and CIEN for Ch$ 20,595 million.
• Increase in banks long term obligations by Ch$ 51,741 million, mainly due to the increase in Ampla by Ch$ 145,703 million, Endesa Chile Ch$ 44,307 million, partially offset by decreases in Edesur Ch$ 53,690 million, Edegel Ch$ 32,155 million, and Endesa Fortaleza Ch$ 12,490 million.
• Increase in other long term liabilities by Ch$ 19,295 million mainly due to increases in Enersis of Ch$ 38,966 million as a consequence of lower fair value in derivatives instruments and transfer to short term penalties in Edesur by Ch$ 13,828 million.

• Short-term liabilities increased Ch$ 233,783 million or 15.5% as a result of:

• Increase in obligations by Ch$ 244,450 million due to change from long term to short term in Endesa Chile, Ampla, Edegel and Emgesa, offset by payments in Edelnor by Ch$ 10,967 million, Edesur Ch$ 11,208 million and Edegel Ch$ 34,930 million.
• Increase in payable accounts of Ch$ 117,665 million due to debt increase in Endesa by Ch$45,213 million, San Isidro Ch$ 40,630 million, Coelce Ch$ 23,185 million and Emgesa Ch$7,097 million.
• Increase in other short term liabilities by Ch$ 34,644 million, principally due to increase in Edesur by Ch$ 26,829 million, provisions for electric emergencies by Ch$ 11,524 million in Argentina and Brazil, increases in derivatives contracts by Ch$ 8,737 million, partially offset by liabilities diminish in earnings by Ch$ 10,589 million.
• Increase in banks obligations by Ch$ 49,042 million due to increases in Ampla by Ch$ 29,545 million, Coelce Ch$ 26.626 million, Edelnor Ch$ 12,515 million, Codensa Ch$ 16,384 million, partially offset by decreases in Emgesa by Ch$ 31,724 million and Cachoeira Dourada Ch$2,690 million.
• Decrease in income taxes by Ch$ 138,572 million, where highlights Ampla by Ch$ 62,763 million, Endesa Chile Ch$ 23,576 million, Emgesa Ch$ 25,538 million, Codensa Ch$ 16,794 million and Edelnor Ch$ 9,338 million.
• Decrease in payable dividend in Ch$ 47,328 million, of which Ch$ 31,808 million corresponds to third parties and Ch$ 15,520 million to Endesa Internacional.

Minority interest reached Ch$ 2,741,767 million, showing a decrease by Ch$ 340,573 million as a consequence of purchase made to minorities in Endesa Costanera and Chocón and by the decreases in equity due to dividends in Codensa, Emgesa and Endesa Brasil and by exchange rates.

Shareholders’ Equity decreased by Ch$ 179,043 million. This variation is mainly explained by decrease in results by Ch$ 118,550 million and reserves Ch$ 179,512 million mainly due to exchange rates over the foreign investments coverage, partially offset by increase in retained earnings Ch$ 97,628 million and lower distribution of interim dividends of Ch$ 21,390 million.

Pg. 20

PRESS RELEASE Year Ended 2007 – Consolidated Balance Sheet

DEBT MATURITY WITH THIRD PARTIES, MILLION CH$

Table 8

							TOTAL

Million Ch$	2008	2009	2010	2011	2012	Balance

Chile	220,122	489,579	51,698	74,165	9,245	1,075,648	1,920,457

Enersis	1,833	175,747	1,836	1,942	2,053	462,189	645,600
Chilectra	-	-	-	-	-	-	-
Other (*)	7,259	329	192	-	-	-	7,779
Endesa Chile (**)	211,030	313,503	49,670	72,223	7,192	613,459	1,267,077

Argentina	38,405	52,188	45,301	52,845	15,811	-	204,551

Edesur	2,912	10,832	13,681	13,726	5,338	-	46,489
Costanera	29,696	29,762	20,027	18,416	10,473	-	108,373
Chocon	5,797	11,594	11,594	20,704	-	-	49,689
Hidroinvest	-	-	-	-	-	-	-
CTM	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-

Perú	109,470	56,322	26,535	31,115	50,613	81,502	355,556

Edelnor	42,505	12,320	4,984	7,454	14,922	44,800	126,984
Edegel	66,965	44,002	21,551	23,661	35,691	36,702	228,572

Brazil	175,316	99,132	178,920	183,231	181,492	89,643	907,735

Endesa Brasil	-	-	-	-	-	-	-
Coelce	59,295	18,011	23,308	23,494	22,324	23,330	169,762
Ampla	108,487	73,953	91,989	95,739	95,958	35,857	501,983
Cachoeira	624	-	-	-	-	-	624
Cien	2,407	2,338	58,443	58,443	57,251	-	178,883
Fortaleza	4,503	4,829	5,180	5,556	5,959	30,457	56,483

Colombia	82,200	90,628	55,436	147,975	83,539	261,792	721,570

Codensa	66,589	12,331	55,436	49,325	8,316	158,210	350,207
Emgesa	15,611	78,297	-	98,650	75,223	103,582	371,363
Betania	-	-	-	-	-	-	-

TOTAL	625,513	787,849	357,890	489,331	340,700	1,508,585	4,109,869

(*) Includes: CAM
(**) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon.

DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$

Table 8.1

							TOTAL

Thousand US$	2008	2009	2010	2011	2012	Balance

Chile	443,000	985,287	104,043	149,258	18,605	2,164,761	3,864,954

Enersis	3,690	353,695	3,695	3,907	4,132	930,163	1,299,282
Chilectra	-	-	-	-	-	-	-
Other (*)	14,608	662	386	-	-	-	15,656
Endesa Chile (**)	424,703	630,931	99,962	145,351	14,473	1,234,597	2,550,016

Argentina	77,290	105,029	91,170	106,352	31,821	-	411,662

Edesur	5,860	21,800	27,532	27,623	10,743	-	93,559
Costanera	59,763	59,896	40,304	37,062	21,077	-	218,102
Chocon	11,667	23,333	23,333	41,667	-	-	100,000
Hidroinvest	-	-	-	-	-	-	-
CTM	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-

Peru	220,310	113,349	53,403	62,619	101,859	164,024	715,563

Edelnor	85,541	24,794	10,031	15,001	30,030	90,160	255,557
Edegel	134,769	88,555	43,372	47,618	71,829	73,863	460,006

Brazil	352,827	199,504	360,079	368,756	365,257	180,409	1,826,832

Endesa Brasil	-	-	-	-	-	-	-
Coelce	119,332	36,247	46,908	47,281	44,928	46,951	341,649
Ampla	218,333	148,832	185,129	192,677	193,118	72,162	1,010,250
Cachoeira	1,255	-	-	-	-	-	1,255
Cien	4,845	4,706	117,617	117,617	115,219	-	360,005
Fortaleza	9,062	9,719	10,424	11,181	11,992	61,295	113,673

Colombia	165,428	182,390	111,567	297,802	168,124	526,862	1,452,173

Codensa	134,011	24,817	111,567	99,267	16,736	318,400	704,799
Emgesa	31,417	157,573	-	198,535	151,387	208,462	747,374
Betania	-	-	-	-	-	-	-

TOTAL	1,258,856	1,585,560	720,261	984,787	685,665	3,036,055	8,271,184

(*) Includes: CAM
(**) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon.

Pg. 21

PRESS RELEASE Year Ended 2007 – Consolidated Balance Sheet

CONSOLIDATED CASH FLOW

UNDER CHILEAN GAAP, MILLION CH$

Table 9

Million Ch$	12M 06	12M 07	Var 06-07	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	307.122	188.376	(118.746)	(38,7%)

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	(20.238)	(4.210)	16.028	79,2%
Charges (credits) to income which do not represent cash flows:
Depreciation	445.298	416.693	(28.605)	(6,4%)
Amortization of intangibles	8.441	8.734	293	3,5%
Write-offs and accrued expenses	27.993	52.432	24.439	87,3%
Equity in income of related companies	(5.546)	(2.732)	2.814	50,7%
Equity in losses of related companies	135	57.493	57.358	-
Amortization of positive goodwill	60.045	59.814	(231)	(0,4%)
Amortization of negative goodwill	(6.527)	(4.422)	2.105	32,3%
Price-level restatement, net	(1.307)	10.804	12.111	N/A
Exchange difference, net	(5.722)	(6.786)	(1.064)	(18,6%)
Other credits to income which do not represent cash flows	(16.315)	(53.731)	(37.416)	-
Other charges to income which do not represent cash flows	73.903	204.010	130.107	176,1%
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(193.956)	(216.051)	(22.095)	(11,4%)
Decrease (increase) in inventory	5.012	(30.585)	(35.597)	N/A
Decrease (increase) in other assets	(104.363)	(66.934)	37.429	35,9%
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	156.946	233.700	76.754	48,9%
Decreased (increase) of payable interest	29.992	30.090	98	0,3%
Decreased (increase) in income tax payable	(32.879)	(96.771)	(63.892)	(194,3%)
Decreased (increase) in other accounts payable associated with non-operating results	(39.664)	(15.724)	23.940	60,4%
Decreased (increase) in value added tax and other similar taxes payable, net	(51.891)	(69.371)	(17.480)	(33,7%)
Income (loss) attributable to minority interest	289.750	259.606	(30.144)	(10,4%)

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	926.227	954.434	28.207	3,0%

Pg. 22

PRESS RELEASE Year Ended 2007 – Consolidated Balance Sheet

Cont. Table 9

Million Ch$	12M 06	12M 07	Var 06-07	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	2.820	2.820	-
Proceeds from debt issuance	1.368.499	869.562	(498.937)	(36,5%)
Proceeds from bond issuance	178.977	363.115	184.138	102,9%
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	-	-	-	-
Capital paid	(91.852)	(14.340)	77.512	84,4%
Dividends paid	(191.825)	(553.117)	(361.292)	(188,3%)
Payment of debt	(1.062.290)	(713.170)	349.120	32,9%
Payment of bonds	(503.548)	(129.597)	373.951	74,3%
Payments of loans obtained from related companies	(8.676)	(2.375)	6.301	72,6%
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	(537)	-	537	100,0%
Other disbursements for financing	(7.823)	(1.381)	6.442	82,3%

NET CASH FLOW FROM FINANCING ACTIVITIES	(319.074)	(178.482)	140.592	44,1%

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	47.847	3.756	(44.091)	(92,2%)
Sale of investment	53	8.374	8.321	-
Other loans received from related companies	2.997	-	(2.997)	-
Other receipts from investments	2.054	44.103	42.049	-
Additions to property, plant and equipment	(556.083)	(594.055)	(37.972)	(6,8%)
Long-term investments	(24.219)	(38.182)	(13.963)	(57,7%)
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	-	(43.172)	(43.172)	-
Other investment disbursements	(13.472)	(72.360)	(58.888)	-

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(540.823)	(691.537)	(150.714)	(27,9%)

NET CASH FLOW FOR THE PERIOD	66.330	84.415	18.085	(27,3%)

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	11.232	19.450	8.218	73,2%

NET VARIATION ON CASH AND CASH EQUIVALENT	77.562	103.864	26.302	33,9%

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	395.097	472.657	77.560	19,6%

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	472.659	576.521	103.862	22,0%

Pg. 23

PRESS RELEASE Year Ended 2007 – Consolidated Balance Sheet

UNDER CHILEAN GAAP, THOUSAND US$

Table 9.1

Thousand US$	12M 06	12M 07	Var 06-07	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	618.088	379.111	(238.977)	(38,7%)

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	(40.730)	(8.472)	32.258	79,2%
Charges (credits) to income which do not represent cash flows:
Depreciation	896.170	838.602	(57.568)	(6,4%)
Amortization of intangibles	16.988	17.577	589	3,5%
Write-offs and accrued expenses	56.336	105.520	49.184	87,3%
Equity in income of related companies	(11.161)	(5.499)	5.662	50,7%
Equity in losses of related companies	272	115.706	115.434	-
Amortization of positive goodwill	120.842	120.377	(465)	(0,4%)
Amortization of negative goodwill	(13.136)	(8.899)	4.237	32,3%
Price-level restatement, net	(2.630)	21.742	24.372	N/A
Exchange difference, net	(11.516)	(13.658)	(2.142)	(18,6%)
Other credits to income which do not represent cash flows	(32.834)	(108.134)	(75.300)	-
Other charges to income which do not represent cash flows	148.731	410.574	261.843	176,1%
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(390.340)	(434.806)	(44.466)	(11,4%)
Decrease (increase) in inventory	10.087	(61.554)	(71.641)	N/A
Decrease (increase) in other assets	(210.032)	(134.707)	75.325	35,9%
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	315.857	470.325	154.468	48,9%
Decreased (increase) of payable interest	60.359	60.557	198	0,3%
Decreased (increase) in income tax payable	(66.170)	(194.753)	(128.583)	(194,3%)
Decreased (increase) in other accounts payable associated with non-operating results	(79.825)	(31.645)	48.180	60,4%
Decreased (increase) in value added tax and other similar taxes payable, net	(104.432)	(139.610)	(35.178)	(33,7%)
Income (loss) attributable to minority interest	583.127	522.461	(60.666)	(10,4%)

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	1.864.052	1.920.816	56.764	3,0%

Pg. 24

PRESS RELEASE Year Ended 2007 – Consolidated Balance Sheet

Cont. Table 9.1

Thousand US$	12M 06	12M 07	Var 06-07	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	5.676	5.676	-
Proceeds from debt issuance	2.754.129	1.750.009	(1.004.120)	(36,5%)
Proceeds from bond issuance	360.194	730.775	370.581	102,9%
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	-	-	-	-
Capital paid	(184.854)	(28.859)	155.995	84,4%
Dividends paid	(386.051)	(1.113.157)	(727.106)	(188,3%)
Payment of debt	(2.137.878)	(1.435.268)	702.610	32,9%
Payment of bonds	(1.013.399)	(260.816)	752.583	74,3%
Payments of loans obtained from related companies	(17.461)	(4.779)	12.682	72,6%
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	(1.081)	-	1.081	100,0%
Other disbursements for financing	(15.744)	(2.779)	12.965	82,3%

NET CASH FLOW FROM FINANCING ACTIVITIES	(642.144)	(359.199)	282.945	44,1%

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	96.293	7.558	(88.735)	(92,2%)
Sale of investment	107	16.852	16.745	-
Other loans received from related companies	6.032	-	(6.032)	-
Other receipts from investments	4.134	88.758	84.624	-
Additions to property, plant and equipment	(1.119.127)	(1.195.547)	(76.420)	(6,8%)
Long-term investments	(48.741)	(76.842)	(28.101)	(57,7%)
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	-	(86.884)	(86.884)	-
Other investment disbursements	(27.113)	(145.626)	(118.513)	-

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(1.088.416)	(1.391.731)	(303.315)	(27,9%)

NET CASH FLOW FOR THE PERIOD	133.490	169.886	36.396	(27,3%)

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	22.605	39.143	16.538	73,2%

NET VARIATION ON CASH AND CASH EQUIVALENT	156.095	209.029	52.934	33,9%

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	795.140	951.231	156.091	19,6%

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	951.235	1.160.260	209.025	22,0%

Pg. 25

PRESS RELEASE Year Ended 2007 – Consolidated Cash Flow Analysis

CONSOLIDATED CASH FLOW ANALYSIS

During the period, the Company generated a positive net cash flow of Ch$ 84,415 million, comprised by the following activities:

Table 10

Effective Cash Flow (million Ch$)	12M 06	12M 07	Var 06-07	Chg %

Operating	926,227	954,434	28,207	3.0%
Financing	(319,074)	(178,482)	140,592	44.1%
Investment	(540,823)	(691,537)	(150,714)	(27.9%)

Net cash flow of the period	66,330	84,415	18,085	(27.3%)

Table 10.1

Effective Cash Flow (thousand US$)	12M 06	12M 07	Var 06-07	Chg %

Operating	1,864,048	1,920,816	56,768	3.0%
Financing	(642,142)	(359,199)	282,943	44.1%
Investment	(1,088,416)	(1,391,731)	(303,315)	(27.9%)

Net cash flow of the period	133,490	169,886	36,396	(27.3%)

Operating activities generated a net positive cash flow of Ch$ 954,434 million, which represents an increase of 3.0% . The operating cash flow is comprised mainly of:

• Net income for the period reached Ch$ 188,376 million, plus:

• Charges of Ch$ 809,980 million to the income statement that do not represent cash flow and refers mainly to the Depreciation of the period for Ch$ 416,693 million, write-offs and provisions for Ch$ 52,432 million, amortizations of positive goodwill of Ch$ 59,814 million, amortization of intangibles of Ch$ 8,734 million, losses in long term investments of Ch$ 57,493 million and other charges that do not represent cash flow for Ch$ 204,010 million, which includes the Ch$ 192,036 million negative conversion effect of the application of the BT 64 over foreign subsidiaries.

• The variation of net liabilities that affect cash flow of Ch$ 81,924 million.

• The above was partially offset by:

• Charges of Ch$ 67,671 million that do not represent cash, which corresponds to other non cash charges by Ch$ 53,731, of which Ch$ 39,426 million refers to the positive effect of the conversion of the foreign subsidiaries, Ch$ 2,732 million of profit on investment in related companies and Ch$ 4,422 million of negative goodwill amortization.

• Variation in net assets that affect operating cash flow of Ch$ 313,570 million.

Financing activities resulted in a negative cash flow of Ch$ 178,482 million mainly due to the payment of loans for a value of Ch$ 713,170 million, dividend payments of Ch$ 553,117 million, payments to other obligations for Ch$ 129,597 million, payment of loans with related companies for Ch$ 2,735 million and other disbursements for Ch$ 1,381 million. This is partially offset by loans obtained for Ch$ 869,562 million and bonds issued for Ch$ 363,115 million.

Investment activities had a net negative cash flow of Ch$ 691,537 million, an increase of Ch$ 150,714 million that correspond mainly to the addition of fixed assets for Ch$ 594,055 million, long term investments for Ch$ 38,182 million, other loans for related companies for Ch$ 38,731 and other disbursements of Ch$ 72,360 million, partially offset by earnings coming from long term investments of Ch$ 8,374 million, sale of fixed assets Ch$ 3,756 million and other investment revenues Ch$ 44,103 million.

Pg. 26

PRESS RELEASE Year Ended 2007 – Consolidated Cash Flow Analysis

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE

Table 11

Millions Ch$	Interest Received		Dividends Received		Management Fee		Prepayment intercompany		Capital Reductions
	12M 06	12M 07	12M 06	12M 07	12M 06	12M 07	12M 06	12M 07	12M 06	12M 07

Argentina	4,259	280	-	5,794	1,263	1,437	59,627	-	-	-
Peru	-	-	9,452	11,770	-	-	-	-	4,887	7,755
Brazil	1,623	-	21,577	70,897	-	-	30,921	-	-	-
Colombia	17,994	-	2,549	53,710	-	-	86,124	-	18,097	5,856

Total	23,876	280	33,579	142,171	1,263	1,437	176,671	-	22,984	13,611

Millions Ch$	Total Cash Received
	12M 06	12M 07

Argentina	65,149	7,511
Peru	14,339	19,525
Brazil	54,122	70,897
Colombia	124,764	59,566

Total	258,373	157,499

Table 11.1

Thousand US$	Interest Received		Dividends Received		Management Fee		Prepayment intercompany		Capital Reductions
	12M 06	12M 07	12M 06	12M 07	12M 06	12M 07	12M 06	12M 07	12M 06	12M 07

Argentina	8,571	564	-	11,660	2,542	2,891	120,000	-	-	-
Peru	-	-	19,023	23,688	-	-	-	-	9,835	15,607
Brazil	3,267	-	43,425	142,681	-	-	62,229	-	-	-
Colombia	36,214	-	5,130	108,092	-	-	173,325	-	36,420	11,785

Total	48,052	564	67,578	286,121	2,542	2,891	355,554	-	46,255	27,392

Thousand US$	Total Cash Received
	12M 06	12M 07

Argentina	131,113	15,116
Peru	28,858	39,294
Brazil	108,921	142,681
Colombia	251,089	119,878

Total	519,981	316,969

Source: Internal Financial Report

Pg. 27

PRESS RELEASE Year Ended 2007 – Consolidated Cash Flow Analysis

CAPEX AND DEPRECIATION

Table 12

	Payments for Additions of		Depreciation
	Fixed assets

Million Ch$	12M 06	12M 07	12M 06	12M 07

Endesa	182,671	207,030	188,280	192,976
Cachoeira (*)	1,808	1,834	16,290	12,588
Fortaleza (**)	2,424	1,468	5,366	3,690
Cien (**)	2,034	163	14,465	12,292
Chilectra S.A.	61,503	68,903	19,295	21,070
Edesur S.A.	37,769	41,676	46,557	37,920
Edelnor S.A.	21,425	19,913	18,361	15,854
Ampla	115,081	104,627	45,904	35,099
Coelce	78,915	101,292	39,741	38,241
Codensa S.A.	46,028	41,876	44,581	40,892
Cam Ltda.	1,567	1,633	2,316	1,689
Inmobiliaria Manso de Velasco Ltda.	1,202	1,120	368	318
Synapsis Soluciones y Servicios Ltda.	3,190	1,519	2,382	2,576
Holding Enersis	465	1,001	1,392	1,488

Total	556,083	594,055	445,298	416,693

Table 12.1

	Payments for Additions of		Depreciation
	Fixed assets

Thousand US$	12M 06	12M 07	12M 06	12M 07

Endesa	367,629	416,651	378,917	388,368
Cahoeira (*)	3,639	3,692	32,783	25,333
Fortaleza (*)	4,877	2,954	10,800	7,426
Cien (*)	4,093	327	29,111	24,738
Chilectra S.A.	123,776	138,669	38,831	42,403
Edesur S.A.	76,011	83,874	93,697	76,314
Edelnor S.A.	43,118	40,075	36,952	31,906
Ampla	231,602	210,564	92,383	70,638
Coelce	158,819	203,853	79,980	76,961
Codensa S.A.	92,632	84,276	89,721	82,297
Cam Ltda.	3,154	3,286	4,661	3,398
Inmobiliaria Manso de Velasco Ltda.	2,419	2,255	741	641
Synapsis Soluciones y Servicios Ltda.	6,419	3,057	4,794	5,184
Holding Enersis	935	2,014	2,801	2,994

Total	1,119,123	1,195,547	896,172	838,599

(*) Consolidated by Enersis through Endesa Brasil since October 1st, 2005.

Pg. 28

PRESS RELEASE Year Ended 2007 – Risks Hedging

ANALYSIS OF THE EXCHANGE RISK AND THE INTEREST RATE

The company has a high percentage of its loans in US Dollars considering that an important part of its sales, in the different markets where it operates, are mainly indexed to that currency. However, the Brazilian, Argentine and Colombian markets are indexed to the US Dollar to a lower extent and, therefore, subsidiaries in those markets have most of their liabilities in local currency. In the case of Argentina, the company has chosen to replace dollar denominated debt with local currency debt, when market financial conditions allow it.

In a scenario of a high exchange rate risk, the company has continued with its policy of partly covering its liabilities in dollars in order to mitigate the effects of the fluctuations in the exchange rate upon results. Considering the important reduction in the accounting mismatch in recent years, the company has modified its policy on Dollar-Peso hedging in order to establish a policy of covering cash flows, together with a maximum permissible accounting mismatch, on which hedging operations will be performed.

As of December 31, 2007, the company has hedged in Chile, by means of US$/UF Swap operations, an amount of US$ 600 million on a consolidated basis and holds US$ 125 million in forward contracts, allowing for an adequate management of the hedging policy. At the same date last year, the Company had already contracted US$ 600 million of the total US$/UF swap as part of the establishment of the new hedging policy mentioned.

In terms of interest rate risk, the Company had, on a consolidated basis, a proportion of its indebtedness at a fixed / variable ratio of approximately 68.3% fixed / 31.7% variable as of December 31, 2007. The percentage of its indebtedness at a fixed rate has decreased compared with the 70.8% / 29.2% ratio as of the same date in 2006.

Pg. 29

PRESS RELEASE Year Ended 2007 – Breakdown by country

ARGENTINA

GENERATION

Operating Income decreased in both companies in 2007, mainly due to lower hydrology and higher demand and cost of liquid fuels. Argentina’s weather has been extremely cold and very hot, in winter and in summer, respectively, so heating and air conditioning that requires more fuel, raised prices.

COSTANERA

Operating Income, decreased by Ch$4,867 million, accounting a lower profit. This is explained by higher use of fuel. Additionally, operating revenues grew 12.1% due to higher sale price, partially offset by lower physical sales.

Table 13

	Million US$		Million Ch$

	12M 06	12M 07	12M 06	12M 07	Chg %

Operating Revenues	376	421	186,588	209,225	12.1%
Operating Costs	(360)	(415)	(178,946)	(206,330)	(15.3%)
Operating Margin	15	6	7,643	2,894	(62.1%)
Selling and Administrative Expenses	(5)	(5)	(2,388)	(2,506)	(4.9%)

Operating Income	11	1	5,255	388	(92.6%)

Figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 14

Costanera	12M 06	12M 07	Var 06-07	Chg %

GWh Produced	8,709	8,421	(288)	(3.3%)
GWh Sold	8,736	8,450	(285)	(3.3%)
Market Share	8.9%	8.2%	-	(8.0%)

Pg. 30

PRESS RELEASE Year Ended 2007 – Breakdown by country

CHOCÓN

Operating Income, decreased by Ch$7,248 million, accounting a lower profit. This is explained by lower physical sales as a consequence of the poor hydrology in the Comahue region, and partially offset by an increase in average sales prices.

Table 15

	Million US$		Million Ch$

	12M 06	12M 07	12M 06	12M 07	Chg %

Operating Revenues	133	112	66,248	55,716	(15.9%)
Operating Costs	(66)	(59)	(32,568)	(29,189)	10.4%
Operating Margin	68	53	33,681	26,527	(21.2%)
Selling and Administrative Expenses	(2)	(2)	(1,128)	(1,223)	(8.4%)

Operating Income	66	51	32,553	25,305	(22.3%)

Figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 16

Chocón	12M 06	12M 07	Var 06-07	Chg %

GWh Produced	5,041	3,696	(1,345)	(26.7%)
GWh Sold	5,191	3,956	(1,235)	(23.8%)
Market Share	5.3%	3.8%	-	(27.5%)

DISTRIBUTION

On February 5, 2007, the National Electricity Regulatory Entity (ENRE) published in the Official Bulletin the Resolution No.50 approving tariffs for Edesur effective as of February 1, 2007. This refers to consumption accrued during the period between November 1st, 2005 and January 31st, 2007. The ENRE established that the total amount will be charged in 55 monthly installments.

EDESUR

Operating Income, grew by Ch$33,557 million, accounting a profit. This is mainly explained by higher sales margin and energy demand, which boosted physical sales in order to reach a 6.7% growth. Additionally, 32 thousand new clients were served.

Pg. 31

PRESS RELEASE Year Ended 2007 – Breakdown by country

Table 17

	Million US$		Million Ch$

	12M 06	12M 07	12M 06	12M 07	Chg %

Revenues from Sales	499	547	247,944	271,691	9.6%
Other Operating Revenues	38	44	18,831	21,682	15.1%
Operating Revenues	537	590	266,775	293,374	10.0%
Energy Purchases	(309)	(296)	(153,522)	(147,129)	4.2%
Other Operating Cost	(160)	(153)	(79,426)	(75,919)	4.4%
Operating Costs	(469)	(449)	(232,947)	(223,049)	4.2%
Selling and Administrative Expenses	(77)	(83)	(38,206)	(41,146)	(7.7%)

Operating Income	(9)	59	(4,378)	29,179	-

Figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 18

Edesur	12M 06	12M 07	Var 06-07	Chg %

Customers (Th)	2,196	2,228	32	1.4%
GWh Sold	14,837	15,833	996	6.7%
Clients/Employee	912	879	(33)	(3.6%)
Energy Losses % (12M)	10.5%	10.7%	-	1.9%

Pg. 32

PRESS RELEASE Year Ended 2007 – Breakdown by country

BRAZIL

ENDESA BRAZIL (*)

Table 19

	Million US$		Million Ch$		Chg %

	12M 06	12M 07	12M 06	12M 07

Revenues from Sales	2,325	2,466	1,155,152	1,225,230	6.1%
Other Operating Revenues	60	155	29,648	77,229	160.5%
Operating Revenues	2,384	2,621	1,184,800	1,302,459	9.9%
Energy Purchases	(1,112)	(1,351)	(552,505)	(671,093)	(21.5%)
Other Operating Cost	(572)	(421)	(284,105)	(209,071)	26.4%
Operating Costs	(1,684)	(1,771)	(836,609)	(880,164)	(5.2%)
Selling and Administrative Expenses	(142)	(192)	(70,451)	(95,521)	(35.6%)

Operating Income	559	658	277,740	326,774	17.7%

Interest Income	218	162	108,305	80,543	(25.6%)
Interest Expense	(323)	(288)	(160,612)	(142,882)	11.0%
Net Financial Income (Expenses)	(105)	(125)	(52,307)	(62,339)	(19.2%)
Equity Gains from Related Companies	-	-	-	-	-
Equity Losses from Related Companies	-	-	-	-	-
Net Income from Related Companies	-	-	-	-	-
Other Non Operating Income	131	248	64,952	123,132	89.6%
Other Non Operating Expenses	(267)	(402)	(132,781)	(199,553)	(50.3%)
Net other Non Operating Income (Expense)	(137)	(154)	(67,828)	(76,421)	(12.7%)
Price Level Restatement	-	-	-	-	-
Foreign Exchange Effect	-	-	-	-	-
Net of Monetary Exposure	-	-	-	-	-
Positive Goodwill Amortization	-	-	-	-	-

Non Operating Income	(242)	(279)	(120,135)	(138,760)	(15.5%)

Net Inc b. Taxes, Min Int and Neg Goodwill	317	378	157,605	188,014	19.3%

Extraordinary Items	-	-	-	-	-
Income Tax	(19)	(113)	(9,522)	(56,280)	(491.1%)
Minority Interest	(99)	(46)	(49,033)	(22,683)	53.7%
Negative Goodwill Amortization	-	-	-	-	-

NET INCOME	199	219	99,049	109,051	10.1%

EBITDA	807	866	401,094	430,194	7.3%

Figures may differ from those accounted under Brazilian GAAP.
(*) Consolidated by Enersis since October 1st.

Pg. 33

PRESS RELEASE Year Ended 2007 – Breakdown by country

GENERATION

CACHOEIRA DOURADA

Operating Income, increased by Ch$19,082 million, accounting a higher profit. This is explained by 11.2% of higher physical sales, and better average sales margin during the period.

Table 20

	Million US$		Million Ch$

	12M 06	12M 07	12M 06	12M 07	Chg %

Operating Revenues	135	232	67,258	115,325	71.5%
Operating Costs	(67)	(125)	(33,285)	(61,960)	(86.2%)
Operating Margin	68	107	33,973	53,365	57.1%
Selling and Administrative Expenses	(5)	(5)	(2,240)	(2,550)	(13.8%)

Operating Income	64	102	31,733	50,815	60.1%

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 21

Cachoeira	12M 06	12M 07	Var 06-07	Chg %

GWh Produced	4,241	3,888	(353)	(8.3%)
GWh Sold	4,177	4,643	466	11.2%
Market Share	1.2%	1.3%	-	8.3%

FORTALEZA

Operating Income, decreased by Ch$11,994 million, accounting a lower profit. This is explained by lower sales prices and higher energy purchases at higher prices.

Table 22

	Million US$		Million Ch$

	12M 06	12M 07	12M 06	12M 07	Chg %

Operating Revenues	217	208	107,607	103,414	(3.9%)
Operating Costs	(100)	(115)	(49,502)	(57,384)	(15.9%)
Operating Margin	117	93	58,106	46,030	(20.8%)
Selling and Administrative Expenses	(3)	(3)	(1,687)	(1,606)	4.8%

Operating Income	114	89	56,418	44,424	(21.3%)

Figures may differ from those accounted under Brazilian GAAP.

Pg. 34

PRESS RELEASE Year Ended 2007 – Breakdown by country

Additional Information

Table 23

Fortaleza	12M 06	12M 07	Var 06-07	Chg %

GWh Produced	248	66	(183)	(73.6%)
GWh Sold	2,690	2,705	15	0.6%
Market Share	0.8%	0.7%	-	-

TRANSMISSION

CIEN

Operating Income, increase by Ch$23,994 million, accounting a better profit. This is explained by higher average margins during the year.

It is important to remind that Cien is restructuring its business in order to reduce its dependency on the energy supply in both countries. The company is renegotiating its supply contracts, as well as searching for an adequate compensation for its international transmission capacity.

Table 24

	Million US$		Million Ch$

	12M 06	12M 07	12M 06	12M 07	Chg %

Operating Revenues	311	526	154,549	261,370	69.1%
Operating Costs	(301)	(471)	(149,363)	(233,816)	(256.5%)
Operating Margin	10	55	5,186	27,554	(431.3%)
Selling and Administrative Expenses	(12)	(9)	(6,000)	(4,374)	27.1%

Operating Income	(2)	47	(814)	23,180	N/A

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 25

CIEN	12M 06	12M 07	Var 06-07	Chg %

GWh Produced	0	0	-	-
GWh Sold	6.394	6.232	-161	(2,5%)
Market Share	N.A.	N.A.	-	-

Pg. 35

PRESS RELEASE Year Ended 2007 – Breakdown by country

DISTRIBUTION

AMPLA

Operating Income, grew by US$32,835 million, rising 32%. This is explained by higher physical sales leaded by higher energy demand, and either due to higher sales margin.
Additionally, 63 thousand new clients were served.

Table 26

	Million US$		Million Ch$

	12M 06	12M 07	12M 06	12M 07	Chg %

Revenues from Sales	1,135	1,085	563,928	539,087	(4.4%)
Other Operating Revenues	20	25	9,899	12,307	24.3%
Operating Revenues	1,155	1,110	573,827	551,394	(3.9%)
Energy Purchases	(538)	(524)	(267,147)	(260,604)	2.4%
Other Operating Cost	(373)	(242)	(185,519)	(120,002)	35.3%
Operating Costs	(911)	(766)	(452,665)	(380,606)	15.9%
Selling and Administrative Expenses	(37)	(71)	(18,461)	(35,252)	(91.0%)

Operating Income	207	273	102,701	135,536	32.0%

Figures may differ from those accounted under Brazilan GAAP.

Additional Information

Table 27

Ampla	12M 06	12M 07	Var 06-07	Chg %

Customers (Th)	2,316	2,379	63	2.7%
GWh Sold	8,668	8,985	316	3.7%
Clients/Employee	1,639	1,718	79	4.8%
Energy Losses % (12M)	21.9%	21.4%	-	(2.0%)

Pg. 36

PRESS RELEASE Year Ended 2007 – Breakdown by country

COELCE

Operating Income, decreased Ch$15,281 million, accounting a lower profit. This is mainly explained by a provision for uncollectible accounts coming from the regulatory assets ARTE by Ch$14,370 million, together with lower sales margins, both effects partially offset by higher physical sales.
Additionally, 146 thousand new clients were served.

Table 28

	Million US$		Million Ch$

	12M 06	12M 07	12M 06	12M 07	Chg %

Revenues from Sales	882	841	438,027	417,843	(4.6%)
Other Operating Revenues	23	44	11,242	21,943	95.2%
Operating Revenues	904	885	449,269	439,785	(2.1%)
Energy Purchases	(411)	(439)	(204,368)	(218,078)	(6.7%)
Other Operating Cost	(232)	(196)	(115,135)	(97,150)	15.6%
Operating Costs	(643)	(634)	(319,503)	(315,228)	1.3%
Selling and Administrative Expenses	(74)	(94)	(36,812)	(46,884)	(27.4%)

Operating Income	187	156	92,954	77,673	(16.4%)

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 29

Coelce	12M 06	12M 07	Var 06-07	Chg %

Customers (Th)	2,543	2,689	146	5.7%
GWh Sold	6,769	7,227	458	6.8%
Clients/Employee	1,937	2,073	136	7.0%
Energy Losses % (12M)	13.0%	12.5%	-	(3.8%)

Pg. 37

PRESS RELEASE Year Ended 2007 – Breakdown by country

CHILE

GENERATION

ENDESA CHILE

Consolidated Income Statement

Table 30

	Million US$		Million Ch$

	12M 06	12M 07	12M 06	12M 07	Chg %

Operating Revenues	2,890	3,476	1,436,068	1,726,964	20.3%
Operating Costs	(1,715)	(2,252)	(851,962)	(1,119,053)	(31.4%)
Selling and Administrative Expenses	(85)	(75)	(42,300)	(37,081)	12.3%

Operating Income	1,090	1,149	541,806	570,830	5.4%

Interest Income	32	47	15,915	23,275	46.2%
Interest Expenses	(372)	(357)	(184,641)	(177,529)	3.9%
Net Financial Income (Expenses)	(340)	(310)	(168,726)	(154,254)	8.6%
Equity Gains from Related Company	92	94	45,613	46,947	2.9%
Equity Losses from Related Company	(0)	(116)	(134)	(57,400)	-
Net Income from Related Companies	92	(21)	45,478	(10,453)	(123.0%)
Other Non Operating Income	65	36	32,185	17,916	(44.3%)
Other Non Operating Expenses	(94)	(172)	(46,792)	(85,251)	(82.2%)
Net other Non Operating Income (Expenses)	(29)	(136)	(14,606)	(67,335)	-
Price Level Restatement	3	18	1,597	8,854	-
Foreign Exchange Effect	8	33	3,875	16,612	-
Net of Monetary Exposure	11	51	5,472	25,466	-
Positive Goodwill Amortization	(2)	(2)	(1,013)	(910)	10.2%

Non Operating Income	(268)	(418)	(133,395)	(207,485)	(55.5%)

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	822	731	408,411	363,345	(11.0%)
Extraordinary Items	-	-	-	-	-
Income Tax	(283)	(228)	(140,540)	(113,413)	19.3%
Minority Interest	(142)	(125)	(70,788)	(61,874)	12.6%
Negative Goodwill Amortization	13	9	6,484	4,382	(32.4%)

NET INCOME	410	387	203,567	192,439	(5.5%)

*Includes generation subsidiaries in Chile, Argentina, Colombia and Peru.

Chilean Operations

The reserve at Endesa Chile’s reservoirs allowed the supply of all the contracts, even though year 2007 was a dry year.

Operating Income, increased by Ch$23,836 million, accounting a higher profit. This is explained by higher energy sales prices, despite physical sales decreased by 8.2% due to the 23% of lower hydraulic generation and 98% higher thermoelectric generation, in order to handle efficiently our reservoir levels and ensure the supply of our contracts, in a dry scenario faced in year 2007.

Additional Information

Table 31

Chilean Companies	12M 06	12M 07	Var 06-07	Chg %

GWh Produced	19,973	18,773	(1,200)	(6.0%)
GWh Sold	20,923	19,212	(1,711)	(8.2%)
Market Share	41.6%	36.5%	-	(12.4%)

Pg. 38

PRESS RELEASE Year Ended 2007 – Breakdown by country

DISTRIBUTION

It is important to mention that in the year 2006, Chilectra participated in the first auction for 4.500 GWh at an energy average price of US$ 54 MWh. This auction was for a period of 11 years, starting the year 2010.

Currently, Chilectra faced its second auction process for 3 blocks of 2,500 GWh each at an energy average price of US$ 60 MWh. Terms of the auction comprise maturity periods of 11, 13 and 15 years respectively, starting from 2011.

CHILECTRA

Operating Income, decreased Ch$3,701 million, accounting a 2.9% of lower profit. This is explained by higher average purchase price as a consequence of the node price adjustments during the year and higher energy purchases leaded by the growth in energy demand. The higher operating revenues from sales were not enough to compensate higher energy purchase costs.
Additionally, 46 thousand new clients were served.

Pg. 39

PRESS RELEASE Year Ended 2007 – Breakdown by country

Table 32

	Million US$		Million Ch$

	12M 06	12M 07	12M 06	12M 07	Chg %

Revenues from Sales	1.331	1.478	661.478	734.529	11,0%
Other Operating Revenues	106	135	52.686	67.288	27,7%
Operating Revenues	1.437	1.614	714.164	801.817	12,3%
Energy Purchases	(939)	(1.116)	(466.626)	(554.509)	(18,8%)
Other Operating Cost	(143)	(153)	(71.247)	(76.064)	(6,8%)
Operating Costs	(1.082)	(1.269)	(537.874)	(630.573)	(17,2%)
Selling and Administrative Expenses	(102)	(99)	(50.484)	(49.139)	2,7%

Operating Income	253	246	125.806	122.105	(2,9%)

Interest Income	9	14	4.607	7.104	54,2%
Interest Expenses	(55)	(49)	(27.254)	(24.230)	11,1%
Net Financial Income (Expenses)	(46)	(34)	(22.647)	(17.126)	24,4%
Equity Gains from Related Company	62	60	31.030	29.988	(3,4%)
Equity Losses from Related Company	(17)	-	(8.568)	-	100,0%
Net Income from Related Companies	45	60	22.463	29.988	33,5%
Other Non Operating Income	13	30	6.554	14.731	124,8%
Other Non Operating Expenses	(9)	(14)	(4.377)	(6.945)	(58,7%)
Conversion Effect (BT 64)	-	-	-	-
Net other Non Operating Income (Expenses)	4	16	2.177	7.786	-
Price Level Restatement	1	(23)	331	(11.346)	-
Foreign Exchange Effect	(0)	20	(49)	9.779
Net of Monetary Exposure	1	(3)	282	(1.567)	-
Positive Goodwill Amortization	(1)	(1)	(638)	(583)	8,6%

Non Operating Income	3	37	1.636	18.497	-

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	256	283	127.442	140.602	10,3%
Extraordinary Items	-	-	-	-
Income Tax	244	(25)	121.489	(12.494)	(110,3%)
Minority Interest	1	(12)	277	(5.793)	-
Negative Goodwill Amortization	-	-	-	-

NET INCOME	502	246	249.209	122.315	(50,9%)

Additional Information

Table 33

Chilectra	12M 06	12M 07	Var 06-07	Chg %

Customers (Th)	1,437	1,483	46	3.2%
GWh Sold	12,377	12,923	546	4.4%
Clients/Employee	2,030	2,037	7	0.4%
Energy Losses % (12M)	5.4%	5.9%	-	8.2%

Pg. 40

PRESS RELEASE Year Ended 2007 – Breakdown by country

COLOMBIA

GENERATION

On September, 2007 Colombian generation companies Emgesa and Betania completed the merger process, and the resulting company was named Emgesa.

EMGESA

Operating Income, increase by Ch$29,964 million, accounting a higher profit. This is explained by higher energy sales prices as a consequence of the lower hydrology in the country, better revenues coming from reliability charges, and higher physical sales driven by the increase in demand. Additionally, the company recorded lower operating costs derived from lower energy purchases as a consequence of intermediation operations.

Table 36

	Million US$		Million Ch$

	12M 06	12M 07	12M 06	12M 07	Chg %

Operating Revenues	592	640	294,088	318,085	8.2%
Operating Costs	(320)	(307)	(158,854)	(152,793)	3.8%
Operating Margin	272	333	135,233	165,292	22.2%
Selling and Administrative Expenses	(10)	(10)	(4,925)	(5,021)	(1.9%)

Operating Income	262	323	130,307	160,271	23.0%

Since September 1, 2007, Betania is merged with Emgesa.
* Please take note that these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 37

Emgesa	12M 06	12M 07	Var 06-07	Chg %

GWh Produced	12,564	11,942	-622	(5.0%)
GWh Sold	15,327	15,613	286	1.9%
Market Share	17.4%	21.5%	-	23.6%

Pg. 41

PRESS RELEASE Year Ended 2007 – Breakdown by country

DISTRIBUTION

CODENSA

Operating Income, increased 7.2%, accounting a higher profit. This is explained by 6.4% higher physical sales due to the increase in energy demand in Colombia, and by lower energy losses, both effects partially offset by decrease in sales margins.
Additionally, 71 thousand new clients were served.

Table 38

	Million US$		Million Ch$

	12M 06	12M 07	12M 06	12M 07	Chg %

Revenues from Sales	726	769	360,587	382,353	6.0%
Other Operating Revenues	247	280	122,509	139,373	13.8%
Operating Revenues	972	1,050	483,097	521,726	8.0%
Energy Purchases	(414)	(461)	(205,706)	(228,915)	(11.3%)
Other Operating Cost	(237)	(244)	(117,846)	(121,362)	(3.0%)
Operating Costs	(651)	(705)	(323,551)	(350,277)	(8.3%)
Selling and Administrative Expenses	(29)	(31)	(14,178)	(15,629)	(10.2%)

Operating Income	293	314	145,368	155,820	7.2%

* Please take note that these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 39

Codensa	12M 06	12M 07	Var 06-07	Chg %

Customers (Th)	2,138	2,209	70	3.3%
GWh Sold	10,755	11,441	686	6.4%
Clients/Employee	2,289	2,373	85	3.7%
Energy Losses % (12M)	8.9%	8.7%	-	(2.0%)

Pg. 42

PRESS RELEASE Year Ended 2007 – Breakdown by country

PERU

GENERATION

EDEGEL

Operating Income, decrease by Ch$13,492 million, accounting a lower profit. This is explained by lower energy sales prices as a consequence of the good hydrology in the country, lower fuel prices and diminish in regulated prices due to tariff adjustment driven by the exchange rate indexation. Additionally, operating costs rose 3.8% which mainly correspond to higher energy purchases at higher prices related with transmission problems.. All the above mentioned was partially offset by higher energy physical sales by 18% driven by the increase in demand.

Table 40

	Million US$		Million Ch$

	12M 06	12M 07	12M 06	12M 07	Chg %

Operating Revenues	364	337	180,628	167,379	(7.3%)
Operating Costs	(218)	(226)	(108,263)	(112,328)	(3.8%)
Operating Margin	146	111	72,364	55,051	(23.9%)
Selling and Administrative Expenses	(26)	(18)	(12,719)	(8,897)	30.1%

Operating Income	120	93	59,645	46,153	(22.6%)

* Please take note that these figures could differ from those accounted under Peruvian GAAP.

Additional Information

Table 41

Edegel	12M 06	12M 07	Var 06-07	Chg %

GWh Produced	6.662	7.654	992	14,9%
GWh Sold	6.766	7.994	1.227	18,1%
Market Share	30,4%	32,5%	-	6,9%

Pg. 43

PRESS RELEASE Year Ended 2007 – Breakdown by country

DISTRIBUTION

EDELNOR

Operating Income increased Ch$1,048 million, accounting a higher profit. This is explained by 6.7% higher physical sales due to the increase in energy demand in Peru, better average sales margin and lower energy losses.

Additionally, 34 thousand new clients were served.

Operating Income

Table 42

	Million US$		Million Ch$

	12M 06	12M 07	12M 06	12M 07	Chg %

Revenues from Sales	441	401	219,201	199,381	(9.0%)
Other Operating Revenues	22	30	10,926	15,149	38.6%
Operating Revenues	463	432	230,127	214,530	(6.8%)
Energy Purchases	(279)	(242)	(138,548)	(120,000)	13.4%
Other Operating Cost	(58)	(65)	(28,702)	(32,111)	(11.9%)
Operating Costs	(337)	(306)	(167,251)	(152,111)	9.1%
Selling and Administrative Expenses	(43)	(40)	(21,442)	(19,937)	7.0%

Operating Income	83	85	41,434	42,482	2.5%

* Please take note that these figures could differ from those accounted under Peruvian GAAP.

Additional Information

Table 43

Edelnor	12M 06	12M 07	Var 06-07	Chg %

Customers (Th)	952	986	34	3.7%
GWh Sold	4,874	5,201	327	6.8%
Clients/Employee	1,737	1,813	76	4.4%
Energy Losses % (12M)	8.2%	8.1%	-	(1.8%)

Pg. 44

PRESS RELEASE Year Ended 2007 – Breakdown by country

PARTIALLY CONSOLIDATED INCOME STATEMENT
(Parent Company Year Ended 2007 Earnings Report)

UNDER CHILEAN GAAP, MILLION CH$

Table 44

4Q 06	4Q 07	Var %	(in million Ch$ of 12M07)	12M 06	12M 07	Var %

904	865	(4.4%)	Gross Operating Margin	3,625	3,510	(3.2%)
(4,523)	(6,194)	(36.9%)	S&A Expenses	(18,100)	(20,083)	(11.0%)

(3,619)	(5,329)	(47.3%)	Operating Income	(14,474)	(16,574)	(14.5%)

30,359	39,879	31.4%	Endesa	122,102	115,427	(5.5%)
16,107	22,876	42.0%	Chilectra	225,504	91,496	(59.4%)
(4,603)	7,849	(270.5%)	Edesur	(16,381)	13,339	(181.4%)
1,136	(333)	(129.3%)	Edelnor	3,546	4,332	22.2%
4,467	3,099	(30.6%)	Ampla	14,084	3,943	(72.0%)
-	-	N/A	Coelce	-	-	N/A
4,940	5,270	6.7%	Codensa	20,338	14,730	(27.6%)
(78)	1,744	(2325.1%)	CAM LTDA	2,944	5,588	89.8%
1,544	413	(73.2%)	Inm Manso de Velasco	4,278	7,020	64.1%
(2,494)	1,421	157.0%	Synapsis	(2,491)	1,466	(158.8%)
9,761	11,225	15.0%	Endesa Brasil	30,673	33,763	10.1%
-	-	N/A	CGTF	-	-	N/A
1,814	-	N/A	Other	-	-	N/A

62,952	93,443	48.4%	Net Income from Related Companies	404,596	291,102	(28.1%)

9,519	7,816	(17.9%)	Interest Income	43,546	35,975	(17.4%)
(13,771)	(13,239)	3.9%	Interest Expense	(61,670)	(54,592)	11.5%
(4,252)	(5,423)	(27.5%)	Net Financial Income (Expenses)	(18,124)	(18,616)	(2.7%)
1,963	3,764	91.7%	Other Non Operating Income	7,082	12,481	76.2%
5,679	(396)	107.0%	Other Non Operating Expenses	(3,430)	(878)	74.4%
7,642	3,368	(55.9%)	Net other Non Operating Income (Expenses)	3,653	11,603	217.7%
698	25	96.4%	Price Level Restatement	(1,465)	(6,332)	(332.1%)
(2,961)	(9,071)	206.4%	Foreign Exchange Effect	2,002	(19,551)	(1076.5%)
(2,263)	(9,046)	299.7%	Net Monetary Exposure	537	(25,883)	(4922.9%)
(14,586)	(14,555)	0.2%	Positive Goodwill Amortization	(58,388)	(58,315)	0.1%

49,493	67,786	(37.0%)	Non Operating Income	332,273	199,891	(39.8%)

45,874	62,457	(36.1%)	Net Income before (1), (2) & (3)	317,798	183,317	(42.3%)
677	4,276	531.2%	Income Tax (1)	(10,720)	5,019	(146.8%)
11	9	(14.7%)	Negative Goodwill Amortization (2)	43	40	(7.6%)
-	-	N/A	Minority Interest (3)	-	-	N/A

46,563	66,742	(43.3%)	NET INCOME	307,122	188,376	(38.7%)

1.43	2.04		EPS (Ch$)	9.41	5.77
0.14	0.21		EPADS (US$)	0.95	0.58
32,651,166	32,651,166		Common Shares Outstanding (Th)	32,651,166	32,651,166

Pg. 45

PRESS RELEASE Year Ended 2007 – Breakdown by country

UNDER CHILEAN GAAP, THOUSAND US$

Table 44.1

4Q 06	4Q 07	Var %	(in thousand US$ of 12M07)	12M 06	12M 07	Var %

1,820	1,740	(4.4%)	Gross Operating Margin	7,296	7,063	(3.2%)
(9,103)	(12,465)	(36.9%)	S&A Expenses	(36,426)	(40,418)	(11.0%)

(7,283)	(10,725)	(47.3%)	Operating Income	(29,130)	(33,355)	(14.5%)

61,098	80,257	31.4%	Endesa	245,732	232,299	(5.5%)
32,416	46,038	42.0%	Chilectra	453,830	184,137	(59.4%)
(9,264)	15,795	(270.5%)	Edesur	(32,967)	26,846	(181.4%)
2,286	(670)	(129.3%)	Edelnor	7,136	8,718	22.2%
8,990	6,237	(30.6%)	Ampla	28,345	7,935	(72.0%)
-	-	N/A	Coelce	-	-	N/A
9,942	10,606	6.7%	Codensa	40,930	29,644	(27.6%)
(158)	3,510	(2325.1%)	CAM LTDA	5,925	11,245	89.8%
3,106	832	(73.2%)	Inm Manso de Velasco	8,609	14,127	64.1%
(5,019)	2,860	157.0%	Synapsis	(5,014)	2,949	(158.8%)
19,643	22,591	15.0%	Endesa Brasil	61,731	67,948	10.1%
-	-	N/A	CGTF	-	-	N/A
3,651	-	N/A	Others	-	-	N/A

126,691	188,055	48.4%	Net Income from Related Companies	814,256	585,847	(28.1%)

19,158	15,730	(17.9%)	Interest Income	87,637	72,401	(17.4%)
(27,715)	(26,644)	3.9%	Interest Expense	(124,113)	(109,867)	11.5%
(8,558)	(10,914)	(27.5%)	Net Financial Income (Expenses)	(36,475)	(37,466)	(2.7%)
3,950	7,574	91.7%	Other Non Operating Income	14,254	25,118	76.2%
11,430	(796)	107.0%	Other Non Operating Expenses	(6,902)	(1,767)	74.4%
15,380	6,778	(55.9%)	Net other Non Operating Income (Expenses)	7,351	23,351	217.7%
1,404	50	96.4%	Price Level Restatement	(2,949)	(12,742)	(332.1%)
(5,959)	(18,256)	206.4%	Foreign Exchange Effect	4,029	(39,347)	(1076.5%)
(4,554)	(18,206)	299.7%	Net Monetary Exposure	1,080	(52,089)	(4922.9%)
(29,354)	(29,292)	0.2%	Positive Goodwill Amortization	(117,507)	(117,359)	0.1%

99,605	136,421	(37.0%)	Non Operating Income	668,705	402,284	(39.8%)

92,322	125,696	(36.1%)	Net Income before (1), (2) & (3)	639,575	368,929	(42.3%)
1,363	8,605	531.2%	Income Tax (1)	(21,574)	10,101	(146.8%)
21	18	(14.7%)	Negative Goodwill Amortization (2)	87	80	(7.6%)
-	-	N/A	Minority Interest (3)	-	-	N/A

93,707	134,319	(43.3%)	NET INCOME	618,088	379,109	(38.7%)

1.43	2.04		EPS (Ch$)	9.41	5.77
0.14	0.21		EPADS (US$)	0.95	0.58
32,651,166	32,651,166		Common Shares Outstanding (Th)	32,651,166	32,651,166

Pg. 46

PRESS RELEASE Year Ended 2007 – Breakdown by country

OWNERSHIP OF THE COMPANY AS OF DECEMBER 31, 2007

CONFERENCE CALL INVITATION

Enersis is pleased to inform you that it will hold a conference call to review its results for the period, on Thursday, February 28, 2008, at 10:00 AM EST (Eastern Standard Time) (12:00 pm Chilean time). To participate, please dial +1 (617) 213-4846 or +1 (888) 679-8033 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 62493646.

The phone replay will be available between February 28, 2008, and March 06, 2008, dialing +1 (617) 801-6888 or +1 (888) 286-8010 (toll free USA) Passcode ID: 94207493.

To access the call online, or to access the replay, go to: http://www.enersis.com Investor Relations.

Pg. 47

PRESS RELEASE Year Ended 2007 – Breakdown by country

CONTACT INFORMATION

For further information, please contact us:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Ignacio González	Denisse Labarca	Doris Saba	Carmen Poblete
Investor Relations	Investor Relations	Investor Relations	Investor Relations
Representative	Representative	Representative	Representative
ijgr@e.enersis.cl	dla@e.enersis.cl	dsb@e.enersis.cl	cpt@e.enersis.cl
56 (2) 353 4552	56 (2) 353 4492	56 (2) 353 4555	56 (2) 353 4447

Maria Luz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 48

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: February 28, 2008